

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2017

<u>Via E-mail</u>
C. Thomas Hopkins, Esq.
Cooley LLP
1333 2nd Street, Suite 400
Santa Monica, California 90401

>   **Re: Miramar Labs, Inc.**
>   **Schedule TO-T**
>   **Filed June 26, 2017 by Sientra, Inc. et. al**
>   **File No. 5-90005**

Dear Mr. Hopkins:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Offer to Purchase

General

1.   Please provide us with a legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, it may be helpful to provide your analysis of prior staff no-action letters on this topic in support of your position.

2.   Please provide us with your analysis as to how the offer complies with the prompt payment provisions of Rule 14e-1(c) and the disclosure requirements of Item 1004 of Regulation M-A, given the deferred nature of any contingent consideration and the uncertainty of the total consideration to be paid to security holders, respectively. In your

analysis, please address whether the rights that security holders receive would be considered enforceable as of the close of the offer under state law.

3.   Please clarify your disclosure as to whether holders of the CVR Portion are beneficiaries of the CVR Agreement. Disclose the contractual rights the holders have against the Surviving Corporation, Sientra and/or the paying agent with respect to those parties' respective obligations owed to holders pursuant to the agreements. Disclose for example, any limitations imposed on the enforcement of rights by holders.

4.   If the Cash Portion, which is the only consideration a security holder is assured of receiving, is at a discount to the market price of Miramar common stock on the last full day of trading before the public announcement of the terms of the offer, please prominently highlight this fact for security holders.

5.   Please prominently disclose, if true, that payment of the CVR Portion is ultimately within the control of Purchaser.

6.   Please provide your analysis as to the materiality of bidder financial statements under Item 1010(a)-(b) of Regulation M-A. If you believe such disclosures are not required by Item 10 of Schedule TO and Item 1010(a) and (b) of Regulation M-A, please revise to disclose that (i) the bidders' financial condition could deteriorate such that it would not have the necessary cash or cash equivalents to make the required payments; (ii) holders of the rights to receive payments have no greater rights than those accorded to general unsecured creditors under applicable law; (iii) the rights would be effectively subordinated in right of payment to all of the bidders' secured obligations to the extent of the collateral securing such obligations; and (iv) the rights would be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of the parent's subsidiaries. Please also disclose the possible effects of a bankruptcy filing on your payment obligations.

7.   Please quantify the number of shares constituting the minimum tender condition.

8.   We note the disclosure in the second paragraph of page 55 relating to the bidders' failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and a bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the

condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders' understanding on both points in your response letter.

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions